Item 77I Deutsche Ultra-Short Duration Fund (a series of Deutsche Income Trust)

Class R6 shares for Deutsche Ultra-Short Duration
Fund commenced operations on February 2, 2015.
Class R6 shares are sold solely to participants in certain retirement plans, without a front-end sales load, a CDSC, a distribution fee or a service fee.
There is no account maintenance fee, minimum initial investment and no minimum additional investment for purchases of Class R6 shares.